December 14, 2009

BY EDGAR

Sonia G. Barros, Special Counsel

Division of Corporation Finance, Mail Stop 3010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

RE:	CNL Lifestyle Properties, Inc.

Post-Effective Amendment No. 8 to Registration Statement on Form S-11

File No. 333-146457, Filed on November 17, 2009

Dear Ms. Barros:

We are writing on behalf of CNL Lifestyle Properties, Inc. (the “Company”) in response to the Staff’s comment letter dated December 1, 2009. For the convenience of the Staff, the comment is set forth below, followed by our response.

1.	Please update the prospectus supplement to discuss your experience with redemptions during the most recent fiscal year and the current fiscal period to date. Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

Sonia Gupta Barros

December 14, 2009

We will include the following information under “Summary of Redemption Plan” in the supplement:

SUMMARY OF REDEMPTION PLAN

The following information updates “Summary of Redemption Plan,” which begins on page 107 of the prospectus.

Our Redemption Plan is designed to provide limited interim liquidity to our stockholders until our shares are listed on a national securities exchange or there is another liquidity event. At our discretion, we can determine not to redeem any shares or to only redeem a portion of the shares for which redemption is being requested. Currently, our redemptions are funded solely with funds received from the reinvestment of distributions by our stockholders under our Reinvestment Plan. In 2008, we received redemption requests for 3.6 million shares, all of which were redeemed in the period they were requested for an average price of $9.52 per share.

2009 Redemptions (shares are in thousands)

	First Quarter	Second Quarter	Third Quarter	Year to Date
Redemptions Requested	2,268	3,409	1,762	7,439
Shares Redeemed	2,268	2,112	1,758	6,138
Redemption Requests Unfulfilled(1)	—	1,297	1,301	1,301

Average Price Paid Per Share	$9.55	$9.58	$9.70	$9.60

FOOTNOTE:

(1)	To the extent we redeem shares pursuant to our Redemption Plan in future periods, unfulfilled requests will be redeemed on a pro rata basis before subsequently received redemption requests are honored. For example, in the second quarter of 2009, we redeemed 61.9% of all requested shares. In the third quarter of 2009, we redeemed all unfulfilled requests from the second quarter and 26.2% (0.5 million) of new redemption requests.

Under our Redemption Plan, at no time during a 12-month period may we redeem more than 5.0% of the weighted average number of shares of our outstanding common stock at the beginning of such 12-month period. To date we have not exceeded this limit, and we do not anticipate that we will reach the maximum number of shares redeemable under our Redemption Plan in the next twelve months. As of September 30, 2009, the maximum number of shares that may yet be purchased under our Redemption Plan is approximately 3.0 million shares.

Sonia Gupta Barros

December 14, 2009

* * * * *

As we discussed by telephone, the Company will include this disclosure in a prospectus supplement, rather than a post-effective amendment to its registration statement. We request that the Staff declare the Company’s post-effective amendment effective as soon as practicable.

The Company has authorized us to acknowledge on its behalf that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard E. Baltz
Richard E. Baltz